UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Transocean Ltd.

(Name of Issuer)

Shares, par value CHF 0.10 per share

(Title of Class of Securities)

H8817H100

(CUSIP Number)

c/o Daniel Ro-Trock

Transocean Ltd.

Turmstrasse 30

6312 Steinhausen

Switzerland CH-6312

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H8817H100
1	Names of Reporting Persons Frederik W. Mohn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 184,364 (2)
	8	Shared Voting Power 77,640,354 (2)
	9	Sole Dispositive Power 184,364 (2)
	10	Shared Dispositive Power 77,640,354 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,824,718 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 12.6% (3)
14	Type of Reporting Person (See Instructions) IN
(1)	See Item 3 for additional information.
(2)	Includes (a) 22,148 Shares and 18,000 Shares issuable upon the exchange of $185,000 aggregate principal amount of 0.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case individually owned by Mr. Mohn, (b) 2,054 Shares and 1,654 Shares issuable upon the exchange of $17,000 aggregate principal amount of 0.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case individually owned by Mr. Mohn’s spouse, (c) 33,096,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case held directly by Perestroika (Cyprus) Ltd. and (d) 140,508 Shares issuable in relation to vested restricted share units Mr. Mohn has the right to receive based upon his service as a director of the Issuer.
(3)	The percentage is based upon the 617,298,955 Shares outstanding as of April 27, 2021 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika AS
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 77,640,354 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,640,354 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,640,354 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 12.6% (3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.
(2)	Includes 33,096,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case owned by Perestroika (Cyprus) Ltd.
(3)	The percentage is based upon the 617,298,955 Shares outstanding as of April 27, 2021 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika (Cyprus) Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 67,696,498 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,696,498 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,696,498 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 11.0% (3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.
(2)	Includes 33,096,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate).
(3)	The percentage is based upon the 617,298,955 Shares outstanding as of April 27, 2021 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021.

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the shares, par value CHF 0.10 per share (the “Shares”), of Transocean Ltd., a company organized under the laws of Switzerland (the “Issuer”). This Amendment amends the statement on Schedule 13D previously jointly filed by Frederik W. Mohn (“Mr. Mohn”), Perestroika AS, a Norwegian private limited company, Perestroika (Cyprus) Ltd., a Cyprus private limited company and a wholly owned subsidiary of Perestroika (“Perestroika Sub”), with the Securities and Exchange Commission on September 4, 2018, as previously amended (the “Prior Schedule 13D”). As used herein, “Perestroika” refers to Mr. Mohn, Perestroika AS and Perestroika Sub. Unless set forth in this Amendment, all Items are unchanged from the Prior Schedule 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a) The aggregate number and percentage of Shares (including Shares issuable upon the exchange of the 0.5% Exchangeable Bonds and the 2.5% Exchangeable Bonds at the applicable initial exchange rate) beneficially owned by the Reporting Persons are as follows (based upon 617,298,955 Shares outstanding as of April 27, 2021 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021):

(i)	Mr. Mohn beneficially owns 77,824,718 Shares, or approximately 12.6%.

(ii)	Perestroika AS beneficially owns 77,640,354 Shares, or approximately 12.6% ;and

(iii)	Perestroika Sub beneficially owns 67,696,498 Shares, or approximately 11.0%.

(b)

Mr. Mohn has:

(i)	sole power to vote or direct the vote of 184,364 Shares;

(ii)	shared power to vote or direct the vote of 77,640,354 Shares;

(iii)	sole power to dispose or direct the disposition of 184,364 Shares; and

(iv)	shared power to dispose or direct the disposition of 77,640,354 Shares.

Perestroika AS has:

(i)	sole power to vote or direct the vote of 0 Shares;

(ii)	shared power to vote or direct the vote of 77,640,354 Shares;

(iii)	sole power to dispose or direct the disposition of 0 Shares; and

(iv)	shared power to dispose or direct the disposition of 77,640,354 Shares.

Perestroika Sub has:

(i)	sole power to vote or direct the vote of 0 Shares;

(ii)	shared power to vote or direct the vote of 67,696,498 Shares;

(iii)	sole power to dispose or direct the disposition of 0 Shares; and

(iv)	shared power to dispose or direct the disposition of 67,696,498 Shares.

(c) The table below specifies the date, amount and weighted average per share price of Shares purchased by Perestroika AS since the most recent filing of Schedule 13D by the Reporting Persons. All transactions reflected in the table below were effected in the open market on the New York Stock Exchange.

Reporting Person	Trade Date	Number of Shares	Price Per Share
PERESTROIKA AS	June 15, 2021	3,000,000	$4.17	(1)
PERESTROIKA AS	June 16, 2021	2,000,000	$4.20	(2)
PERESTROIKA AS	June 17, 2021	1,900,000	$3.97	(3)
PERESTROIKA AS	June 18, 2021	1,000,000	$3.93	(4)
PERESTROIKA AS	June 21, 2021	1,000,000	$4.09	(5)
PERESTROIKA AS	June 22, 2021	1,000,000	$4.20	(6)

(1)	The price reported is the weighted average price. The shares were purchased in multiple transactions by Perestroika AS at prices ranging from $4.02 to $4.255 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(2)	The price reported is the weighted average price. The shares were purchased in multiple transactions by Perestroika AS at prices ranging from $4.09 to $4.29 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(3)	The price reported is the weighted average price. The shares were purchased in multiple transactions by Perestroika AS at prices ranging from $3.80 to $4.21 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(4)	The price reported is the weighted average price. The shares were purchased in multiple transactions by Perestroika AS at prices ranging from $3.83 to $4.06 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(5)	The price reported is the weighted average price. The shares were purchased in multiple transactions by Perestroika AS at prices ranging from $3.93 to $4.22 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(6)	The price reported is the weighted average price. The shares were purchased in multiple transactions by Perestroika AS at prices ranging from $4.14 to $4.25 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares and Exchangeable Bonds beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2021

FREDERIK W. MOHN
/s/ Frederik W. Mohn

PERESTROIKA AS
By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Chairman and Sole Director

PERESTROIKA (CYPRUS) LTD.
By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Director